SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 17th February 2003

SIX CONTINENTS PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIX CONTINENTS PLC
(Registrant)

By:	/s/ M.J.N. Bridge
Name:	M.J.N. Bridge
Title:	Deputy Secretary

Date:	17th February 2003

Exhibit Index

Exhibit Number	Exhibit Description

99.1	Mitchells & Butlers PLC, Introduction to the Official List
99.2	Intercontinental Hotels Group, Listing Particulars
99.3	Six Continents, Proposed Separation and return of Capital and Notices of Shareholder Meetings.
99.4	Announcement dated 17 February 2003, ‘SIX CONTINENTS PLC Posting of Shareholder Circular and Listing Particulars For InterContinental Hotels Group PLC and Mitchells & Butlers PLC’.
99.5	Announcement dated 17 February 2003, ‘SIX CONTINENTS PLC Listing Particulars For Mitchells & Butlers PLC’.
99.6	Announcement dated 17 February 2003, ‘SIX CONTINENTS PLC Listing Particulars For InterContinental Hotels Group PLC’.
99.7	Announcement dated 17 February 2003, ‘Board Changes’.